Exhibit 99.2

Techwell Employees:

I would like to express my excitement about Techwell and Intersil entering into a merger agreement which we expect will result in the two companies joining forces within the next few months. During the last 13 years, Hiro Kozato and the entire Techwell team have built a great company. I am impressed with how Techwell has established a leading position in the security surveillance market and is growing its business in the automotive infotainment market. As part of Intersil, the Techwell team will be able to grow security surveillance and automotive infotainment sales even faster by combining our resources, technologies and customer engagements. Also, the combination of Intersil’s analog expertise and Techwell’s mixed signal expertise positions us to expand our silicon content per system and deliver further differentiated solutions. There will be a significant opportunity to pull through Intersil products, including our Mega Q and power management, into these platforms.

Intersil is one of the top performing high performance analog companies in the world. I have the vision of transforming Intersil into the best analog & mixed signal IC company in the world, and combining forces with Techwell is key to achieving that goal. You can learn more about Intersil by accessing our website at www.intersil.com, or by reading our recently released annual report at http://www.intersil.com/investor/annualreports/Intersil_2009_AR.pdf.

During the next few days, Hiro and I will be communicating more with you regarding the compelling strategic rationale for combining our two companies.

I look forward to meeting many of you in the coming months!

Dave Bell

President & CEO

Intersil

Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of Techwell, Inc. (“Techwell”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intersil Corporation and an indirect wholly-owned subsidiary of Intersil Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Techwell will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by Techwell’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to Techwell’s stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.